Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer:  Artius Acquisition Inc.

Subject Company:  Artius Acquisition Inc.

Filer’s Commission File Number:  1-39378

Date:  April 6, 2021

Origin Materials and AECI Much Asphalt to Develop Low-Carbon Asphalt

https://www.originmaterials.com/press-releases/press-release-1-1-1

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Origin Materials and AECI Much Asphalt to Develop Low-Carbon Asphalt

•	Origin Materials and AECI Much Asphalt, the largest commercial asphalt producer in southern Africa, have launched a program to create a novel low-carbon asphalt.

•

Origin Materials, the world’s leading carbon-negative materials company, will produce the materials with its patented technology platform, which turns sustainable wood residues into cost-advantaged, carbon-negative materials that reduce the need for fossil resources.

WEST SACRAMENTO, CA USA and CAPE TOWN, SOUTH AFRICA (April 6, 2021) – Origin Materials, Inc. (“Origin Materials”), the world’s leading carbon negative materials company, and AECI Much Asphalt, the largest commercial asphalt producer in southern Africa, today announced a partnership to develop novel, low-carbon asphalt built on the Origin Materials carbon-negative technology platform.

The partnership expands an existing joint development program to launch a new technical program focused on the development and use of sustainable low-carbon asphalt world-wide.

AECI Much Asphalt is an AECI Group company and AECI is a strategic investor in Origin Materials. The partnership with Origin Materials reflects the commitment of AECI Much Asphalt and its parent company to deliver innovative environmental solutions. AECI Much Asphalt intends to leverage Origin Materials’ technology to create economic growth and increase the sustainability of its products. The collaboration is expected to create substantial value in the developing African market, where AECI Much Asphalt is currently active.

The collaboration leverages the leadership position of AECI Much Asphalt as a specialty product and services company, which provides value-adding solutions to customers through science and technology, as well as Origin Materials’ patented, disruptive, carbon-negative technology.

Origin Materials believes its technology platform, which turns inexpensive, sustainable wood residues into carbon-negative materials, will help to revolutionize the production of a wide range of end products, including clothing, textiles, plastics, packaging, car parts, tires, carpeting, toys, and more with a ~$1 trillion addressable market.

In addition, Origin Materials’ technology platform is expected to provide stable pricing largely de-coupled from the petroleum supply chain, which is exposed to more volatility than supply chains based on sustainable wood residues.

“AECI Much Asphalt and Origin Materials are both committed to innovative, sustainable solutions for bringing the globe to net zero as quickly as possible,” said Origin Materials co-CEO Rich Riley. “With AECI Much Asphalt’s leadership position in asphalt and extensive reach as a supplier to the African continent, we expect that this partnership can result in a significant reduction in carbon emissions and will play a key role in Origin Materials’ mission to enable the world’s transition to sustainable materials.”

“AECI has formalised its strategy to 2025, which has sustainability at its core,” said Dean Mulqueeny, AECI Group Executive and Chairman of AECI Much Asphalt. “Roll-out of the strategy includes our commitments and targets in terms of carbon intensity reductions. The partnership with Origin Materials is totally aligned with this and exemplifies our brand promise of enabling ‘a better world’ through our products and services.”

About Origin Materials

Headquartered in West Sacramento, Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact have been validated by trusted third parties and are supported by a growing list of major global customers and investors. Origin Materials’ first plant is expected to be operational in 2022 with a second, full-scale commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade.

On February 17, 2021, Origin Materials and Artius Acquisition Inc. (“Artius”) (Nasdaq: AACQU, AACQ), a publicly-traded special purpose acquisition company, announced a definitive agreement for a business combination that will result in Origin Materials becoming a public company. Upon closing of the transaction, expected in the second quarter of 2021, the combined company will be named Origin Materials and remain listed on the Nasdaq under the new ticker symbol “ORGN.” The transaction is expected to fully fund Origin Materials until EBITDA positive, and allows Origin Materials to scale and commence commercial production to meet signed customer offtake and capacity reservations of ~$1 billion across a diverse range of industries.

For more information, visit www.originmaterials.com.

About AECI Much Asphalt

AECI Much Asphalt is southern Africa’s leading manufacturer and supplier of hot and cold mix asphalt products, and a manufacturer, supplier and applicator of bituminous road binders, emulsions, primes, pre-coats and modified binders. The product offering, from hot asphalt through to fog-spray, covers the entire road surfacing product spectrum. Products are used in, inter alia, the construction and maintenance of all types of roads, airport runways, parking facilities, harbour quays, dam linings and racing tracks. Applications range from industrial and commercial surfacing requirements to small domestic asphalt projects. Whilst AECI Much Asphalt is not a construction company, its major customers are construction companies contracted by the likes of the South African National Roads Agency, the Airports Company of South Africa, municipalities, national and provincial departments of transport and the private sector to construct or maintain, inter alia, roads and runways.

The company has long-term relationships with most major construction companies in South Africa as well as with SMMEs that undertake smaller-scale road surfacing and maintenance projects.

AECI Much Asphalt has a strong brand and reputation as a leader in its field. It has seventeen static asphalt plants, four mobile asphalt plants, three static emulsion/modified binder facilities across South Africa as well as a bitumen convertor. Through its subsidiary AECI SprayPave, the company utilises technology unique to the African continent in the form of a multistage converter which converts bitumen from one grade to another. It also has one static asphalt plant in Namibia. AECI Much Asphalt’s geographic reach enables countrywide participation in road spend. It employs more than 500 people and its production capacity represents over 50% of South Africa’s installed asphalt capacity. www.muchasphalt.com

For more information, visit www.aeciworld.com

Important Information for Investors and Stockholders

In connection with the proposed business combination transaction, Artius filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC on March 9, 2021, which includes a preliminary proxy statement to be distributed to holders of Artius’s ordinary shares in connection with Artius’s solicitation of proxies for the vote by Artius’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s and Origin Materials’ stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Artius will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215 New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the stockholders of Artius or Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’ stockholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Origin Materials presently does not know, or that Origin Materials currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Origin Materials anticipates that subsequent events and developments will cause its assessments to change. However, while Origin Materials may elect to update these forward-looking statements at some point in the future, Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading other documents Artius has filed, or will file, with the SEC regarding the proposed business combination, including the definitive proxy statement when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668